Richard Coyle Partner	Chapman and Cutler LLP 320 South Canal Street, 27th Floor Chicago, Illinois 60606 T 312.845.3724 rcoyle@chapman.com

November 18, 2025

Via EDGAR Correspondence

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Crypto Assets

100 F Street, N.E.
Washington, D.C. 20549

Re:	Bitwise Chainlink ETF
File No. 333-289852

Dear Mr. Sundwall, Mr. Niethamer, Ms. Cheng and Ms. Berkheimer:

This letter responds to your comments regarding the registration statement filed on Form S-1 for the Bitwise Chainlink ETF (the “Trust”) with the Staff of the Securities and Exchange Commission (the “Staff”) on August 26, 2025 (the “Registration Statement”). Capitalized terms used herein, but not otherwise defined, have the meanings ascribed to them in the Registration Statement.

Comment 1 – General

To the extent that you intend to use a fact sheet, please provide us with a copy for our review.

Response to Comment 1

The Registrant will provide the fact sheet in the future under separate cover when such fact sheet is available.

Comment 2 – Prospectus Summary – Chainlink and the Chainlink Network, page 1

We note you include some disclosure relating to staking on the Chainlink Network. To the extent the Trust plans to stake its LINK when the product launches, please revise to provide a materially complete description of any planned staking program. Please also confirm your understanding that we may have additional comments upon reviewing any revised disclosure.

November 18, 2025

Response to Comment 2

The disclosure has been revised to make clear that the Trust does not intend to stake its Chainlink at the time of launch and that prior to commencing with staking the Trust will amend its registration statement, which will be subject to SEC comment and review. Such disclosure is set forth below.

As of the date of this prospectus, the Trust does not engage in staking. However, at a future date, it is the current intention of the Trust to amend its registration statement to allow the Trust to conduct staking as a secondary investment objective. The amended registration statement will include a detailed description of the Trust’s staking program under a section entitled “STAKING.”

Comment 3 – Prospectus Summary – The Trust’s Investment Objective and Strategies – Purchases and Sales of Chainlink, page 3

Please revise to clarify which party is responsible for fees of Chainlink Trading Counterparties in connection with their purchase and sale of LINK. In this regard, we note your statement that the Sponsor will not assume such fees.

Response to Comment 3

Pursuant to the Staff’s comment, the following disclosure has been added to the Prospectus Summary:

The Chainlink Trading Counterparties will pay their own fees associated with their purchase and sale of Chainlink.

Comment 4 – Risk Factors – Risks Related to Digital Assets – The trading prices of many digital assets, page 11

Please revise to include quantitative examples of LINK’s historic price volatilities.

Response to Comment 4

The Registrant directs the Staff to the disclosure at the end of the first paragraph of the referenced risk factor, which is set forth below:

Chainlink has exhibited a historical annualized volatility of 104.63% and maximum annual price decrease of 85.87% over the past five years.

November 18, 2025

Comment 5 – Risk Factors – Risks Associated with Chainlink and the Chainlink Network, page 14

To the extent material, please add a separately-captioned section to discuss any risks associated with the Chainlink Reserve.

Response to Comment 5

The Registration Statement has been revised to include the following disclosure regarding the risks associated with the Chainlink Reserve:

Changes to “Chainlink Reserve” program, including failure, hacks, or withdrawals, may adversely impact the value of the Shares.

On August 7, 2025, Chainlink Labs launched a Chainlink purchasing program called “Chainlink Reserve” that programmatically acquires Chainlink tokens from the open market on a weekly basis using revenue generated by Chainlink business operations. As of November 14, 2025, the Chainlink Reserve held 803,388 Chainlink worth approximately $11.4 million. Chainlink Labs has described the Reserve as a “strategic” program that will grow with increased adoption of the Chainlink Network. It has said that it does not expect to make any “withdrawals” from the Chainlink Reserve for several years.

If a malicious actor were to compromise the Chainlink Reserve and steal the funds contained therein, that incident could negatively impact value of Chainlink, and thus the value of the shares.

Chainlink Labs has not disclosed all the revenue sources that supply the Chainlink Reserve program. While some of the revenues are derived from traceable, onchain business activities, other revenues come from offchain businesses. It is unknown what percentage of total Chainlink revenue Chainlink Labs has earmarked for the Chainlink Reserve Program. A change in the purchasing size of the Chainlink Reserve program could negatively impact the value of the shares.

Chainlink Labs has not disclosed the conditions under which Chainlink tokens acquired in the Chainlink Reserve program would be withdrawn from the program. Any shift in the strategy of the program, including sudden withdrawals, could negatively impact the value of the shares.

November 18, 2025

Comment 6 – Chainlink, Chainlink Market and Regulation of Chainlink – Chainlink Supply, page 61

Please revise to include the locking and unlocking schedule for LINK. In this regard, we note your statement on page 9 that the ongoing unlocking of Chainlink may cause the price of Chainlink to decline over time.

Response to Comment 6

Pursuant to the Staff’s comment, the disclosure has been revised, as set forth below:

The total supply of Chainlink is capped at 1 billion tokens, many of which were subject to time locks following the initial creation. As of November 14, 2025, approximately 696,840,970 Chainlink tokens were believed to be in the circulating supply. Chainlink Labs unlocks batches of tokens roughly once every quarter. The token release schedule is currently 7% of the total supply per year

Comment 7 – The Trust and Chainlink Prices – The CME CF Chainlink-Dollar Reference Rate - New York Variant, page 66

When available, please disclose the material terms of any license agreement that the Benchmark Provider and the Sponsor have entered into, including the obligations of each party and the term and termination provisions. Please also file the agreement as an exhibit to your registration statement if required by Item 601 of Regulation S-K. Alternatively, if there will not be an agreement with the Benchmark Provider prior to effectiveness, please explain whether you are authorized to value the net assets of the Trust and its Shares on a daily basis with the Pricing Benchmark calculated by the Benchmark Provider.

November 18, 2025

Response to Comment 7

The Registrant confirms that it will file the Pricing Benchmark License Agreement as an exhibit to the Registration Statement. Additionally, the Registration Statement has been revised to include the following disclosure regarding the terms of the Pricing Benchmark License Agreement:

Pricing Benchmark License Agreement

The Sponsor has entered into an agreement with the Benchmark Provider (the “Pricing Benchmark License agreement”) providing the Trust with a non-exclusive, non-transferable, non-sub-licensable, perpetual, worldwide, license to access, view and use the Pricing Benchmark to develop, create, calculate, settle, maintain or support and market the Trust for the term of the Pricing Benchmark License Agreement. The Pricing Benchmark License Agreement is subject to a three-year initial term period and will automatically be renewed for successive one-year periods, unless terminated pursuant to the terms of the Pricing Benchmark License Agreement.

Comment 8 – Calculation of NAV, page 70

Please address the following points in your next amendment and/or response letter, as applicable:

●	With a view towards revised disclosure, please tell us whether you have agreements with any third parties for use of their valuation methods. We may have further comments based upon your response and any revisions.

●	Please revise your disclosure to state whether you have an agreement with a Secondary Source. To the extent that you have identified a Secondary Source that you intend to use, please identify the Secondary Source and describe how the value of LINK is calculated by the valuation methods of the Secondary Source. To the extent that you do not yet have plans related to which Secondary Source you will use, please so state. Also, please revise to provide examples of the “available data” the Sponsor will consider to determine the fair price of LINK if the Pricing Benchmark, the Secondary Source or the principal market price are unavailable or deemed unreliable.

November 18, 2025

Response to Comment 8

Besides the Pricing Benchmark License Agreement referenced in Response to Comment 7, as of the date of this correspondence, the Trust does not have executed agreements with any third parties for use of their valuation methods. However, the Sponsor has a high degree of confidence that by the time of effectiveness of the Registration Statement it will have entered into an agreement allowing it to use the Lukka Digital Asset Reference Rate – Chainlink as a Secondary Source. Accordingly, the following disclosure has been added to the section entitled “Calculation of NAV”:

In such cases, the Sponsor expects to utilize a volume-weighted average price or volume-weighted median price of Chainlink provided by a secondary pricing source (a Secondary Source). It is currently expected that the Lukka Digital Asset Reference Rate – Chainlink, the Lukka Reference Rate, would be used a Secondary Source. The Lukka Reference Rate provides a reference rate for the U.S. dollar price of Chainlink (LINK/USD), calculated as of 4:00 p.m. ET. The Lukka Reference Rate aggregates executed transactions from several trading venues, during a calculation window between 3:00 p.m. and 4:00 p.m. ET and produces a U.S. Dollar price of Chainlink at 4:00 p.m. ET. Specifically, the Lukka Reference Rate is calculated based on eligible transactions from all of the eligible exchanges, which are currently Bitfinex, Bitstamp, Coinbase, Crypto.com, Gemini, Kraken, LMAX Digital, and OKX, and which may change from time to time as approved by Lukka’s Price Integrity Oversight Board. In determining the value of Chainlink, Lukka applies a multi-step process for aggregating executed transactions for Chainlink from several trading venues during a calculation window between 3:00 p.m. and 4:00 p.m. ET to produce a Chainlink price as of 4:00 p.m. ET. Step 1: Executed transactions from eligible exchanges are collected by Lukka. Step 2: The calculation window is sectioned into equal time intervals, called partitions. Step 3: For each combination of partition, exchange and currency-pair, a Volume Weighted Average Price (“VWAP”) is calculated. Step 4: For each partition and currency pair, the median of these VWAP’s by exchange is calculated. Step 5: The Lukka Reference Rate for Chainlink is then calculated as the simple average of the partition medians calculated in the previous step.

Lastly, as it relates to the data that the Sponsor will utilize in a fair value situation, the referenced disclosure has been revised as set forth below.

If a Secondary Source is not available, or if the Sponsor determines in its sole discretion that the Secondary Source is unreliable, the Sponsor may consider the price reported by the Trust’s principal market as of 4:00 p.m. ET on the valuation date. If the principal market price is also unavailable or deemed unreliable by the Sponsor, the Sponsor will use its best judgment to determine a good faith estimate of fair value based on all available data (such as pricing data available from the digital asset trading platforms it deems most reliable). (emphasis added)

November 18, 2025

Comment 9 – Custody of the Trust’s Assets, page 80

You disclose that a “substantial portion” of the private keys will be held in the Cold Chainlink Account with the remaining portion held in the Hot Chainlink Account, but you also disclose that “[t]he Sponsor expects that all of the Trust’s assets and private keys will be held in cold storage.” Please reconcile the inconsistency.

Response to Comment 9

Pursuant to the Staff’s comment, the disclosure has been revised, as set forth below:

The Sponsor expects that all of the Trust’s assets and private keys, other than those maintained in the Trading Balance with the Prime Execution Agent or held in a Hot Chainlink Account, will be held in cold storage of the Chainlink Custodian on an ongoing basis.

Comment 10 – Governing Law; Consent to Delaware Jurisdiction, page 103

We note the statement on page 103 that each Shareholder consents “to the exclusive jurisdiction of the courts of the State of Delaware and any federal courts located in Delaware” and that, pursuant to the Trust Agreement, such clause “shall not apply to causes of action for violations of U.S. federal or state securities laws.” Please direct us to the portion of the Trust Agreement that contains these provisions.

Response to Comment 10

Please see section 10.3 of the Trust Agreement filed as Exhibit 3, reproduced below.

Each party hereto, each Authorized Participant by its delivery of an Authorized Participant Agreement and each Registered Owner and Beneficial Owner by the acceptance of a Share irrevocably consents to the jurisdiction of the courts of the State of Delaware, and of any federal court located in New Castle County, Delaware, in connection with any action, suit or other proceeding arising out of or relating to the Shares, the Trust Property or this Agreement or any action taken or omitted under this Agreement and waives any claim of forum non conveniens and any objections as to laying of venue; provided however, that actions for violations of the Securities Act, or the rules and regulations promulgated thereunder, or the Securities Exchange Act of 1934 or the rules and regulations promulgated can be brought in any forum pursuant to applicable federal securities laws. Each party further waives personal service of any summons, complaint or other process and agrees that service thereof may be made by certified or registered mail directed to such Person at such Person’s address last specified for purposes of notices hereunder.

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November 18, 2025

Please call me at (312) 845-3724 if you have any questions or issues you would like to discuss regarding these matters.

Sincerely yours,

Chapman and Cutler LLP

By:	/s/ Richard Coyle
Richard Coyle